Exhibit 99.1

Golden Star Completes Upsizing and Restructuring of Senior Secured Credit Facility into a Revolving Credit Facility

TORONTO, May 31, 2021 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS) (TSX: GSC) (GSE: GSR) ("Golden Star" or the "Company") is pleased to announce the restructuring and upsizing of the senior secured credit facility (the "Credit Facility" or "Facility") with Macquarie Bank Limited ("Macquarie"). All monetary amounts refer to United States dollars.

Highlights

  The Credit Facility, an amortizing term loan, has been restructured to a three-year revolving credit facility ("RCF").
  The capacity of the Facility has been extended to $90 million, representing a $20 million increase.
  With $60 million of the Facility currently drawn, Golden Star has $30 million of available liquidity from the upsized Facility.
  The change in the structure of the Facility removes the near term capital repayment amortization profile, providing up to $50 million of additional liquidity in 2021 and 2022.
  Interest charge of LIBOR plus 4.00%-5.25%. The Company expects to remain in the lower end of this range based on forecast net debt:EBITDA ratios. The revised pricing is therefore expected to result in a 0.25%-0.50% saving relative to the current pricing of 4.5% plus LIBOR.
  As part of the restructuring of the Facility, Golden Star has entered into zero cost collar hedges for 84,375 ounces with a floor price of $1,600 per ounce and a ceiling price of $2,115 which amortize on a quarterly basis over a three-year period.

Andrew Wray, President and Chief Executive Officer of Golden Star, commented:
"Restructuring the Credit Facility to an RCF and increasing the capacity reflect the progress made over the last year in improving the financial position of the business. The RCF structure removes the capital repayment amortization profile of the Credit Facility and better aligns the Facility with the investment in the growth of the Wassa gold mine outlined in the recent updated technical report.

Following the repayment of the higher cost convertible debentures in August 2021, overall indebtedness is expected to be at a conservative level and forecast net debt:EBITDA ratios should see us achieve the lower end of the interest cost range. We expect to achieve an improvement in our cost of capital, equating to an annual saving of up to $2.7 million.

The extension of the gold price protection program into 2024 secures an attractive floor and ceiling price for the period, further de-risking the Company's ability to deliver on its financial obligations while also investing in the growth of Wassa."

Revolving Credit Facility
The Credit Facility has transitioned from an amortizing term loan to a three-year RCF. The capacity of the Facility has also been upsized to $90 million, a $20 million increase on the current capacity. This immediately creates $30 million of liquidity over and above the current drawn balance of $60 million. In order to draw down the incremental debt capacity, the Company must meet a $35 million forecast minimum cash covenant at the time of draw down, net of an assumed repayment of the 7% convertible debentures maturing in August 2021, before reducing to $25 million for the remaining life of the Facility.

The restructuring also removes the $5 million quarterly capital repayment amortization profile which was due to come into effect in Q3 2021 if the Facility was fully drawn, or Q1 2022 if the current $60 million drawn amount was sustained. Therefore, this releases a further $10 million of liquidity in 2021 and $20 million in 2022.

The capacity of the restructured Facility remains at $90 million to June 30, 2023, when it steps down to $50 million until maturity on June 30, 2024. The term of the RCF and the step down in the capacity will be reviewed annually and could be further extended, subject to the successful conversion of mineral resources to mineral reserves through the planned infill drilling program.

Hedging
As a condition of amending the Facility, the Company has extended its gold price protection hedging program into 2023 and the first half of 2024 by entering into zero cost collars with Macquarie on an additional 84,375 ounces. This brings the total hedging to 160,938 ounces with 10,938 ounces maturing on June 30, 2021, and the remainder at a rate of 12,500 ounces per quarter from September 30, 2021 to June 30, 2024. The hedging program now covers 25-30% of the forecast production during the current term of the RCF. All hedges have a floor of $1,600 and an average ceiling of $2,171 in 2021 and $2,179 in 2022 and a flat ceiling of $2,115 in 2023 and 2024.

Company Profile:
Golden Star is an established gold mining company that owns and operates the Wassa underground mine in Ghana, West Africa.  Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from the Wassa mine. As the winner of the Prospectors & Developers Association of Canada 2018 Environmental and Social Responsibility Award, Golden Star remains committed to leaving a positive and sustainable legacy in its areas of operation.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws and include but are not limited to, statements and information regarding the Company's ability to achieve an improvement in the cost of capital; the Company's ability to repay the convertible debentures maturing in August 2021, to repay the Facility when it becomes due, and to deliver on its financial obligations, generally; the ability to further extend the Facility; and the ability to continue to convert mineral resources to mineral reserves, and achieve the growth of Wassa.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause facts to differ materially.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals.  Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: gold price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; the ability to complete the sale transaction and realize the anticipated benefits therefrom; the ability to obtain all necessary consents and approvals for the sale transaction; mining operational and development risks; liquidity risks; suppliers suspending or denying delivery of products or services; regulatory restrictions (including environmental regulatory restrictions and liability); actions by governmental authorities; the speculative nature of gold exploration; ore type; the global economic climate; share price volatility; foreign exchange rate fluctuations; risks related to streaming agreements and joint venture operations; the availability of capital on reasonable terms or at all; risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions including financial and other risks resulting from the impact of the COVID-19 global pandemic; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favourable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; public health pandemics such as COVID-19, including risks associated with reliance on suppliers, the cost, scheduling and timing of gold shipments, uncertainties relating to its ultimate spread, severity and duration, and related adverse effects on the global economy and financial markets; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; litigation risks; and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that future developments affecting the Company will be those anticipated by management.  Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2019 and in our annual information form for the year ended December 31, 2019 as filed on SEDAR at www.sedar.com.  The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby.  We expect that these estimates will change as new information is received.  While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

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SOURCE Golden Star Resources Ltd.

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For further information: please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 (0) 20 8167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:30e 31-MAY-21